HILLVIEW INVESTMENT TRUST II
                             700 The Times Building
                                 Suburban Square
                                Ardmore, PA 19003



July 11, 2005


VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549


         Re:      Hillview Investment Trust II
                  File Nos. 333-34806
                  811-09901
                  Definitive Proxy Statement

Dear Sir or Madam:

         Pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, Hillview Investment Trust II (the "Registrant") filed a Definitive Proxy Statement to be used in connection with a special meeting of the shareholders of Hillview Alpha Fund, Hillview International Alpha Fund and REMS Real Estate Value-Opportunity Fund, each a series of the Registrant, to be held on August 12, 2005. In connection with that filing, the Registrant acknowledges that:

         1. The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

         2. Comments by the staff of the Securities and Exchange Commission ("Commission") or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                   Sincerely,

                                   HILLVIEW INVESTMENT TRUST II


                                   By:    /s/David M. Spungen
                                          ------------------------
                                   Name:  David M. Spungen
                                   Title: President